G A R Y   S T E V E N   F I N D L E Y  &  A S S O C I A T E S

Gary Steven Findley*	A PROFESSIONAL CORPORATION	Telephone
Thomas Q. Kwan	ATTORNEYS AT LAW	(714) 630-7136
Laura Dean-Richardson		Telecopier
Debra L. Barbin	1470 NORTH HUNDLEY STREET	(714) 630-7910
	ANAHEIM, CALIFORNIA 92806	(714) 630-2279

*A Professional Corporation

May 13, 2006

Mr. Greg Dundas

Division of Corporation Finance

Securities and Exchange Commission

250 Fifth Street, N.W.

Washington, D.C. 20549

Re:          Premier Commercial Bancorp Form SB-2 Registration Statement

                Pre-effective Amendment No. 2, File No. 333-133061

Dear Mr. Dundas:

We have reviewed your comment letter dated May 12, 2006 and are responding to your comments to the Form SB-2 Registration Statement of Premier Commercial Bancorp (“Company”).  Pre-Effective Amendment No. 2 to such registration statement (“Amended SB-2”) is expected to be filed by the Company on May 15, 2006 in response to your comments.  The following is a response to each of your comments (in the order of your comments) and a discussion of changes that were made and their location in the Amended SB-2.  One clean and two marked courtesy copies of the Amended SB-2 are enclosed.

General

1.                                       We so note your comment on the updating requirements.

2.                                       We so note your comment on the updating requirement of a new consent of accountants.

Noninterst Income

3.                                       The Company does not normally receive fees for guaranteeing the funding of loans nor does it pay fees to insure the ultimate sale of loans as described in SFAS 65, paragraph 23 and 27 in its loan referral program.  The referral fees collected are recognized as revenue as required by SFAS 65 paragraph 24 when all significant services have been performed.  The Company believes the funding of the loan by the regional bank participating in the loan referral program is the point at which all significant services have been performed. This is also the point at which time the referral fee is actually paid to the Company.

Internal costs, other than incentive payments, incurred on loans included in the referral loan program are expensed as incurred.  These costs are not material for in-process referral loans at any point in time.  Incentive payments to Company personnel and outside broker and consultants are accrued when the payments become fixed and determinable, generally upon the funding of the loan by the regional bank participating in the loan referral program as noted above.

As set forth in SFAS 65, paragraph 25, the Company capitalizes and defers all fees (including any commitment fees as set forth in SFAS 91, paragraph 8) and costs associated with loans it does indeed originate and fund in accordance with SFAS 91.  If any of these loans are ultimately sold by the Bank, the unamortized fees and costs are included in the total investment of the loan for allocation among any retained portion, servicing assets, interest-only strip and the sold portion pursuant to SFAS 140.

Risk Elements

4.                                       We have revised the pages 33-35 of the marked copy to describe more fully the different risks of each of the Company’s major types of loans.

Note R- Derivative Financial Instruments

5.                                       We used interest rate swaps to hedge 1) a fair value fixed rate loan and 2) the cash flows of future junior subordinated debentures.  Inception designation documentation is enclosed.

FAIR VALUE HEDGE

Terms of hedged item for 1) fair value fixed rate loan:

Designated loan is “Yaeger Loan” indicating counterparty.

Loan date:  December 7, 2005

Maturity:    December 7, 2020

Fixed rate: 6.52%

Notional Amount: Fully amortizing from $1,257,500

Not pre-payable

Cash Flow dates Monthly on 7th

Fixed rate day count convention:  Actual/360

Terms of Yaeger Loan fair value hedge :

Pay-fixed receive-variable interest rate swap

Designation date:  December 7, 2005

Effective date:  December 7, 2005

Maturity:  December 7, 2020

Fixed rate: 5.31%

Variable rate:  1-month LIBOR

Notional Amount: Fully amortizing from $1,257,500 to match loan

Cash Flow dates Monthly on 7th

Fixed rate day count convention:  Actual/360

Hedged risk for fair value hedge per inception documentation is “the changes in fair value due to changes in the benchmark interest rate”.  This was further clarified in inception documentation as “changes in the 1-month LIBOR swap rate, the designated benchmark interest rate.”

Paragraph 68 compliance:

a.               Notional amount of the swap matches and amortizes precisely with the principal amount of the loan amortization.

b.              The hedge instrument is solely an interest rate swap and the fair value of that swap at inception was zero.

c.               The formula for computing net settlements under the interest rate swap is the same for each net settlement in that the fixed rate on the swap is 5.31% and the index is always 1-month LIBOR.

d.              The Yaeger loan is not prepayable

dd.       The index on the swap (1-month LIBOR matches the benchmark interest rate risk being hedged, namely 1-month LIBOR)

e.               All other terms of the loan and swap are typical of those type of instruments

f.                 The expiration date of the swap matches the maturity date of the debt, namely December 7, 2020.

g.              There is no floor or cap on the variable interest rate of the swap.

h.              The interval between repricing of the variable leg of the swap is monthly.

Paragraph 69 note:

Although the fixed rate on the hedged item does not exactly match the fixed rate on the swap this does not preclude short-cut treatment.

Ineffectiveness calculation:  Due to qualifying for short-cut treatment no ineffectiveness is calculated.

CASH FLOW HEDGE

Terms of hedged item for anticipated cash flows on future issuance of debt:

Designated borrowing is the issuance of Junior Subordinated Debt Securities pursuant to PCB Trust III

Expected borrowing date under option:  On or before June 30, 2006

Expected maturity:  30 years from issuance

Variable rate: 3-month LIBOR + 1.75%

Notional Amount: $3,093,000

Redeemable at par if tax treatment or capital treatment change.  Considered probable not to occur by management.

Redeemable at a premium on variable dates.  Considered probable not to occur by management.

Cash Flow dates Expected to be the 15th of every March, June, September, and December, starting September 15th, 2006 through 30th year.  Deferral of interest option results in restrictive operating covenants.  Considered probable not to occur by management.

Variable rate day count convention:  Actual/360

Probability:  The Company acquired an option to issue $3,093,000 of junior subordinated debt securities to Premier Commercial Bancorp Trust III, a statutory trust created under the laws of the State of Delaware. The option expires June 30, 2006, and the Company believes it will exercise the option and accept these borrowings in the second quarter of 2006.

Terms of cash flow hedge:

Pay-fixed receive-variable interest rate swap

Designation date: December 13, 2005

Effective date:  June 30, 2006

Maturity:  June 15, 2013

Fixed rate:  7.04%

Variable rate:  3-month LIBOR +1.75%

Notional Amount: $3,000,000

Cash Flow dates 15th of every March, June, September, and December, starting September 15th, 2006 through June 15, 2013

Variable rate day count convention:  Actual/360

Hedged risk for cash flow hedge per inception documentation is “changes in the 3-month LIBOR interest rate (a benchmark index)”.  This was further clarified in inception documentation as “changes in cash flows (i.e., changes in interest rate payments) attributable to fluctuations in the 3-month LIBOR interest rates.”

Critical terms expectations:

a.               Notional amount of the swap matches the principal amount of the loan being hedged.

b.              The hedge instrument is solely an interest rate swap and the fair value of that swap at inception was zero.

c.               The formula for computing net settlements under the interest rate swap is the same for each net settlement in that the fixed rate on the swap is 7.04% and the index is always 3-month LIBOR plus 1.75%.

d.              Anticipated issuance is redeemable at par in the event of tax treatment changes or capital treatment changes or redeemable at a premium on various dates, all of which are considered to be probable not to occur by management.

dd.       The index on the swap (3-month LIBOR) matches the benchmark interest rate risk being hedged, namely 3-month LIBOR

e.               All other terms of the swap are typical, the loan interest cashflows may be deferred, however, the restrictive operating covenants associated with a deferral make the deferment probable not to occur.

i.                  All interest payments on the hedged portion of the debt are designated as hedged, and none beyond.

j.                  There is no floor or cap on the variable interest rate of the swap.

k.               The repricing dates match those of the anticipated debt.

Ineffectiveness calculations:  As long as Premier Commercial Bancorp expects to issue the variable rate Junior Debenture on the date specified, and make interest payments quarterly as specified, does not expect to defer any interest payments, does not expect changes in tax legislation or regulatory treatment that would result in early redemption, and has not had any adverse developments with respect to defaulting on the debenture, we will conclude per DIG G9 that there is no ineffectiveness to be recorded.  This reflects the change in fair value of the derivative can be viewed as a proxy for the present value of the change in cash flows attributable to the risk being hedged.  Per inception documentation “If there have been changes in counterparty credit or critical terms of the forecasted debt issuance, the hypothetical derivative and dollar offset method will be applied for effectiveness testing”.  This method is also referred to as the long haul method.

6.                                       There are no factors outside the control of the Company that would prohibit the PCB Trust III funding from occurring, except that Cohen Bros. may choose not to go forward completing the funding of PCB Trust IIII.  In the event the Company’s proposed offering is unsuccessful, the Company intends to complete the funding of PCB Trust III.

7.                                       The indenture for PCB Trust III has not been prepared, but such deferral of interest clause is expected in the indenture for PCB Trust III as such clause was included in the indentures for PCB Trust I and PCB Trust II.  Such deferral of interest clause is required under Federal Reserve rules for the related trust preferred securities to qualify as Tier 1 or Tier 2 capital.  See comment #5 above for analysis of hedge accounting and supporting authoritative literature for this item.  Trust III has not been funded as of the date of this letter.

8.                                       The applicable accounting method for each individual hedge is set forth in comment #5.  We have revised the disclosure in Note R to clearly indicate which accounting is used for each hedge as well as expanded the disclosure to fully comply with disclosure requirements of paragraph 45 of SFAS 133.

We would like to have the registration statement declared effective on or before May 15, 2006 so that Premier Commercial Bancorp and it shareholders will not have to incur additional expenses to update the registration statement.  We further would appreciate your earliest review of the Amended SB-2 and your communication by telephone of the earliest time when we may file an acceleration request.

Respectfully submitted,

/s/ Thomas Q Kwan

Thomas Q. Kwan
TQK:bl		Attorney at Law
Enclosures

cc:	Ken Cosgrove